Delisting Determination,The Nasdaq Stock Market, LLC,
June 24, 2019, Insys Therapeutics, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Insys Therapeutics, Inc.
(the Company), effective at the opening of the trading session on July 5, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified
of the Staffs determination on June 10, 2019. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on June 19, 2019.